EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

RESIGNATION OF CHAIRMAN OF THE BOARD

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that the Board received a resignation letter from Mr. Wang Bin on 23 February 2022. As Mr. Wang Bin is not able to perform his roles and duties as a Director (as described in the announcements of the Company dated 9 January 2022 and 13 January 2022), he has resigned from his positions as the Chairman of the Board and an Executive Director of the Company. The resignation took effect on the same day.

Mr. Wang Bin has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The resignation of Mr. Wang Bin will not result in the number of members of the Board falling below the quorum as required by the Company Law of the PRC and the Articles of Association of the Company, and will not affect the normal operation of the Board. The Company will complete the election of the new Chairman of the Board in accordance with the statutory procedures as soon as possible.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 February 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao